

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 29, 2010

<u>Via U.S. Mail and Fax (713) 343-3419</u>
Mr. Larry Vance
Chief Financial Officer
Earth Search Sciences, Inc.
306 Stoner Loop Road
Lakeside, MT 59922

       RE: **Earth Search Sciences, Inc.**
               Form 10-K for the fiscal year ended March 31, 2009
               Filed June 26, 2009
               File No. 000-19566

Dear Mr. Vance:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Karl Hiller
                          Branch Chief

cc: Mr. Jay Norris
       Malone & Bailey, PC